UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                         CROWN CORK & SEAL COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $5.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                              Common Stock: 228 255
                              ---------------------
                                 (CUSIP Number)

Michel Renault                        Copy to: Allan M. Chapin
General Counsel                       Sullivan & Cromwell
Compagnie Generale d'Industrie        125 Broad Street
  et de Participations                New York, N.Y. 10004
89 rue Taitbout                       (212) 558-4000
75009 Paris, France
(011) 331-4285-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 10, 1998
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Compagnie Generale d'Industrie et de Participations
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                         Not applicable

-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         France
-------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
  NUMBER OF               0 shares of Crown Common Stock
    SHARES
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
    EACH                  6,599,577 shares of Crown Common Stock
 REPORTING
   PERSON             ---------------------------------------------------------
    WITH              9.  SOLE DISPOSITIVE POWER
                          0 shares of Crown Common Stock

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          6,599,577 shares of Crown Common Stock

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               6,599,577 shares of Crown Common Stock
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.3% of Crown Common Stock
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                        CO; HC


                                  (Page 2 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Marine-Wendel
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                         Not applicable

-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         France
-------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
  NUMBER OF               0 shares of Crown Common Stock
    SHARES
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
    EACH                  6,599,577 shares of Crown Common Stock
 REPORTING
   PERSON             ---------------------------------------------------------
    WITH              9.  SOLE DISPOSITIVE POWER
                          0 shares of Crown Common Stock

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          6,599,577 shares of Crown Common Stock

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               6,599,577 shares of Crown Common Stock
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.3% of Crown Common Stock
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                        CO; HC


                                  (Page 3 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Wendel-Participations
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                         Not applicable

-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         France
-------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
  NUMBER OF               0 shares of Crown Common Stock
    SHARES
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
    EACH                  6,599,577 shares of Crown Common Stock
 REPORTING
   PERSON             ---------------------------------------------------------
    WITH              9.  SOLE DISPOSITIVE POWER
                          0 shares of Crown Common Stock

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          6,599,577 shares of Crown Common Stock

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               6,599,577 shares of Crown Common Stock
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.3% of Crown Common Stock
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                        CO; HC


                                  (Page 4 of 8)

---------------------------------------------
CUSIP NO. 228 255 (Crown Common Stock)
---------------------------------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Societe de Gerance de Valeurs Mobilieres
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [X ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS                                         Not applicable

-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                            [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         France
-------------------------------------------------------------------------------
                      7.  SOLE VOTING POWER
  NUMBER OF               0 shares of Crown Common Stock
    SHARES
BENEFICIALLY          ---------------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
    EACH                  6,599,577 shares of Crown Common Stock
 REPORTING
   PERSON             ---------------------------------------------------------
    WITH              9.  SOLE DISPOSITIVE POWER
                          0 shares of Crown Common Stock

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          6,599,577 shares of Crown Common Stock

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON               6,599,577 shares of Crown Common Stock
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.3% of Crown Common Stock
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                        CO; HC


                                  (Page 5 of 8)

         This Amendment No. 6, dated July 24, 1998, amends the Schedule 13D, dated February 15, 1996, as amended and supplemented by Amendments Nos. 1, 2, 3, 4 and 5 thereto, dated September 26, 1996, October 24, 1996, October 30, 1996, February 5, 1998, and March 2, 1998 respectively (collectively, the "Schedule 13D"), filed on behalf of Compagnie Generale d'Industrie et de Participations ("CGIP"), Marine-Wendel ("Marine-Wendel"), Wendel-Participations ("Wendel-Participations") and Societe de Gerance de Valeurs Mobilieres ("SGVM") (collectively, the "Reporting Persons"), by adding the following additional information:

Item 4.   Purpose of Transaction

The following is hereby added after the last paragraph of Item 4:

         On July 10, 1998, CGIP entered into an agreement (the "Share Swap Transaction") with Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), the terms of which are described in Item 6.

Item 5.   Interest in Securities of the Issuer

The following is hereby added after the last paragraph of Item 5:

         On July 10, 1998, CGIP entered into the Share Swap Transaction with Morgan Guaranty, the terms of which are described in Item 6.

         CGIP continues to own 6,599,577 shares of Crown Common Stock (representing approximately 5.3% of the 124,429,856 Crown Common Shares outstanding as of April 30, 1998).

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

The following is hereby added after the last paragraph of Item 6:

Pursuant to the Share Swap Transaction, CGIP agreed to pay Morgan Guaranty on July 20, 1999 the result, if a positive amount, of (a) the product of (1) the arithmetic mean of the closing price on the New York Stock Exchange of Crown Common Shares during the period from February 23, 1999 to July 15, 1999 multiplied by 6,599,577 Crown Common Shares and (2) the US$/French franc exchange rate at the close of business on July 20, 1999 minus (b) 1,812,446,781.00 French francs, an amount equivalent to the product of (1) the deemed value of 6,599,577 Crown Common Shares on July 10, 1998 and (2) the US$/French franc exchange rate at the close of business on July 10, 1998. Morgan Guaranty agreed to pay CGIP the result of the above formula if such result is a negative number. CGIP also agreed to pay Morgan Guaranty on each Payment Date (as hereinafter defined) the gross dividends per Share of Crown, which were paid with respect to each period ending on such Payment Date times 6,599,577 Shares.


                                  (Page 6 of 8)

Morgan Guaranty also agreed to make certain interest payments to CGIP on October 15, 1998, January 15, 1999, February 26, 1999 and July 20, 1999 (each a "Payment Date").

         During the term of the Share Swap Transaction, from July 15, 1998 until July 20, 1999, CGIP will not create, incur, assume, or suffer to exist any mortgage, pledge, security interest, encumbrance, lien or charge of any kind whatsoever with respect to the Crown Cork Common Shares and except pursuant to the Share Swap Transaction, CGIP will not, directly or indirectly, sell the shares (including any short sales) or enter into any agreement, contract, arrangement or understandings to sell or purchase or sell any put or call options or other derivative transactions with respect to the shares or enter into any agreements, contracts, arrangements or understandings providing for the alteration of CGIP's investment risk with respect to the shares.

         CGIP may elect to terminate the Share Swap Transaction on February 23, 1999 with three days prior notice to Morgan Guaranty. Upon such election, Morgan Guaranty will provide CGIP with its quotation for the amount in French francs that it will pay CGIP or require CGIP to pay to it in consideration of an agreement to terminate each party's obligations under the Share Swap Transaction. CGIP will have discretion to accept or reject Morgan Guaranty's quotation as it sees fit.

         In the event CGIP elects an early termination on February 23, 1999, Morgan Guaranty or one of its affiliates if requested by CGIP three or more business days before February 23, 1999 will purchase from CGIP or one of its affiliates on February 23, 1999, CGIP's 6,599,577 shares of Crown Common Stock. The price shall be defined so that the proceeds of the sale of the 6,599,577 shares by CGIP plus the amount payable by Morgan Guaranty to CGIP in consideration of the early termination less the amount payable by CGIP to Morgan Guaranty in consideration of the early termination will equal the French franc equivalent value of 6,599,577 Crown Cork Common Shares at the close of trading on July 15, 1998.

Item 7.   Material to be Filed as Exhibits

Description                                                            Exhibit

Letter agreement relating to Share Swap
Transaction, dated July 10, 1998, between                                 A
CGIP and Morgan Guaranty.

Letter agreement relating to Morgan Guaranty's
covenant to purchase 6,599,577 Crown Cork Common
Shares from CGIP on February 23, 1999 at CGIP's                           B
request, if CGIP elects early termination of the Share Swap Transaction.


                                  (Page 7 of 8)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1998


         Compagnie Generale d'Industrie et de Participations

         By:      /s/ E. Seilliere
                  ------------------------------------------------
                  Name: Ernest-Antoine SEILLIERE
                  Title: Chairman and CEO



         Marine-Wendel

         By:      /s/ E. Seilliere
                  ------------------------------
                  Name: Ernest-Antoine SEILLIERE
                  Title: Chairman and CEO


         Wendel-Participations

         By:      /s/ L. Moustier
                  ----------------------------
                  Name: Louis-Amedee de MOUSTIER
                  Title: Managing Director


         Societe de Gerance de Valeurs Mobilieres

         By:      /s/ L. Moustier
                  ----------------------------
                  Name: Louis-Amedee de MOUSTIER
                  Title: Chairman and CEO


                                  (Page 8 of 8)